UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  April 1, 2000 to June 30, 2000


In the Matter of:
Central and South West Corporation
CSW Credit, Inc.


         1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of June 30, 2000, statements of income for the three and twelve month periods ended June 30, 2000, and 1999, and notes to the financial statements as Exhibit 1 attached hereto.

         2. Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. Credit will submit Form U-6B-2 quarterly in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report.

         3. Credit hereby files as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from April 1, 2000 through June 30, 2000 and Credit's capital structure at June 30, 2000. Credit hereby files as Exhibit 3 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from April 1, 2000 through June 30, 2000 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending June 30, 2000 of $430,097,000. During the quarter ended June 30, 2000 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $502,045,399.

         6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 3 attached hereto.

         7. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         8. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW System accounts receivable rates which was issued during the period April 1, 2000 through June 30, 2000.

         9. Credit hereby files as Exhibit 9 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1999.

         10. Credit hereby files as Exhibit 10 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

         11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective. By order dated June 14, 2000 in File No. 70-9381, the acquisition of CSW by American Electric Power Company, Inc. (AEP) was approved and the factoring authority given to Credit was extended to all AEP system operating companies.

                                S I G N A T U R E


         As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 14th day of August, 2000.

                       Central and South West Corporation

                              /s/ A. A. Pena_______

                                   A. A. Pena
                                    Treasurer

                                  EXHIBIT INDEX




Exhibit                                                            Transmission
Number                Exhibit                                          Method
-------              -------                                        ----------
     1            Unaudited balance sheet as of June 30, 2000,      Electronic
                  unaudited statements of income for the three and twelve month periods ended June 30, 2000, and unaudited notes to the financial statements.

   2              Earnings coverage for the period from April 1,
                  2000  through June 30, 2000 and                   Electronic
                  capital structure at June 30, 2000.

   3              Twelve month average as of the end of             Electronic
                  each month of outstanding accounts receivable
                  of affiliated and non-affiliated  companies,
                  twelve month average as of the end
                  of  each  month  of   accounts   receivable
                  purchases   from non-affiliated  companies,
                  and bad debt write-offs related to
                  non-affiliated  companies  during  the
                  period  April 1,  2000
                  through June 30, 2000.

   4              Discount calculation for affiliated              Electronic
                  companies for the
                  three months ended June 30, 2000.

   5              Analysis of the allowed returns on common        Electronic
                  equity for affiliated companies at June 30, 2000.

   6              Factoring expense savings for the                Electronic
                  affiliated companies for the three months ended June 30, 2000.

   7              Calculation, by month, of CPL finder             Electronic
                  fee attributable to factoring of Reliant
                  Energy HL&P receivables during the period April 1, 2000 through June 30, 2000.

   8              Copy of any state regulatory commissio
                  decision or           Electronic
                  analysis addressing the effect of the factoring of CSW System accounts receivable rates issued during the period April 1, 2000 through June 30, 2000.

  9               Copy of audited annual financial statements      Electronic
                  for the year ended December 31, 1999.

  10              Copy of the accounting system procedures         Electronic
                  and chart of accounts of Credit as maintained by Central and South West Services, Inc.